UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 3

                          Command Security Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    20050L100
                                    ---------
                                 (CUSIP Number)


                               Mr. Bruce Galloway
                      c/o Galloway Capital Management, LLC
                           1325 Avenue of the Americas
                              New York, N.Y. 10019

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  June 8, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bruce Galloway

 ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                 (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    OO
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
                                7)    SOLE VOTING POWER
NUMBER OF                             384,500
SHARES                        --------------------------------------------------
BENEFICIALLY                    8)    SHARED VOTING POWER
OWNED BY                              0
EACH                          --------------------------------------------------
REPORTING                       9)    SOLE DISPOSITIVE POWER
PERSON                                172,500
WITH                          --------------------------------------------------
                               10)    SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     384,500
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

     EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1 ) NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    GCM Security Partners, LLC
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [x]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
NUMBER OF                          1,617,339
SHARES                       --------------------------------------------------
BENEFICIALLY                  8)   SHARED VOTING POWER
OWNED BY                           0
EACH                         --------------------------------------------------
REPORTING                     9)   SOLE DISPOSITIVE POWER
PERSON                             1,617,339
WITH                         --------------------------------------------------
                             10)   SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,297,966
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.1%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

     OO
-------------------------------------------------------------------------------

            This Amendment No. 3 amends the Schedule 13D filed on May 26, 2004, on behalf of Mr. Bruce Galloway, an individual investor, and GCM Security Partners, LLC ("GCM"), a newly-formed Delaware limited liability company of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons"), with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Command Security Corporation, a New York corporation (the "Company" or "Command").

            Item 1.  Security and Issuer.

      The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

            Item 2.  Identity and Background.

            (a) - (c) This statement is being filed by Mr. Bruce Galloway, an individual investor and GCM Security Partners, LLC ("GCM"), a newly-formed Delaware limited liability company of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons"), each of whose principal place of business is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019.

            (d) - (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Galloway is a United States citizen and GCM is a limited liability company formed under the laws of the State of Delaware.

            Item 3.  Source and Amount of Funds or Other Consideration.

      GCM paid an aggregate of $2,850,000 in immediately available funds for the securities of the Company that it acquired from Reliance (as defined below) pursuant to the transaction referred to in Item 4, below. Such funds were was paid to Reliance in the transaction pursuant to which GCM acquired from Reliance the securities of the Company on May 21, 2004. The purchase price for such acquired shares was paid out of the working capital of GCM.

            Item 4.  Purpose of Transaction.

      On May 21, 2004, GCM completed the purchase, previously announced by the Reporting Persons, from Reliance Security Group plc, a company organized under the laws of England and Wales ("Reliance"), of all securities of the Company that were owned by Reliance, consisting of (i) 1,617,339 shares of the Company's Common Stock, (ii) 12,325.35 shares of the Company's preferred stock (which are convertible into 1,232,535 shares of the Company's Common Stock, (iii) a warrant to acquire 150,000 shares of the Company's Common Stock at an exercise price of $1.03125 per share and (iv) a warrant to acquire 2,298,092 shares of the Company's Common Stock at an exercise price of $1.25 per share.

      The Reporting Persons are currently able to control the outcome of substantially all matters submitted to a vote of the Company's shareholders, due to their significant ownership of the Company's securities.

      On June 8, 2004, GCM, one of the Reporting Persons, sent a letter to the Company's Board of Directors, requesting that the Board:

1. Recognize GCM as the lawful owner of the Command securities that it acquired from Reliance as described above for all intents and purposes, consistent with Command's obligations under the New York Business Corporation Law and applicable Federal securities laws.

2. Cause Command's transfer agent to properly register the shares of Common Stock that GCM acquired from Reliance as set forth above on the books and records of Command.

3. Immediately dissolve the so-called "Independent Committee" of the Board of Directors of Command, which has long ago completed the fulfillment of its objectives, and to cause all actions requiring or that are appropriate for action by the Board of Directors to be presented to the full Board of Directors at either regular or special meetings of the Board duly called and held in accordance with the By-laws of Command.

4. Immediately cease to cause or permit Command and Gregory Miller, a member of Command's Board of Directors, to issue false and misleading press releases in the name and on behalf of Command, in violation of Federal securities laws, and to require that all press releases hereafter issued by or on behalf of Command be approved by a majority of the full Board of Directors of Command.

5. Immediately cease and desist from taking any action that impedes the full Board of Directors from acting and fulfilling its fiduciary duties under applicable state and Federal laws.

6. Immediately cease paying any members of the so-called "Independent Committee" any amounts other than for fees paid to all non-employee members of the full Board of Directors of Command, and to cause the repayment by such persons of all amounts that have heretofore unlawfully been paid.

7. Enable GCM to enter into discussions with the CIT Group, lender to Command, to evaluate the current relationship between Command and CIT and to discuss other plans for providing substantial additional, needed capital to Command, which will benefit all shareholders of Command.

8. Immediately provide notice to William Vassell that the term of his employment as Chief Executive Officer of Command will not be extended and to terminate Mr. Vassell from all positions that he holds with Command or any of its affiliates, including as a member of the Board of Directors or any committee thereof, effective immediately, in accordance with the terms of his employment agreement with Command.

9. Establish a record date for an annual meeting of shareholders of Command, to be held "on the fourth Wednesday in July at 10:00 a.m. in each year," as required by Article II, ss.2 of Command's By-laws.

      In addition, in such letter, GCM requested, pursuant to Article II, ss.3 of Command's By-laws, that a special meeting of shareholders be called immediately to be held as soon as practicable, and in no event later than July 9, 2004, for the purpose of voting to remove all or of the current members of the Board of Directors who have been designated by William Vassell, and to vote upon the election of designees of GCM to replace said members of the Board.

A copy of such letter is attached hereto as Exhibit A.

            Item 5.  Interest in Securities of the Issuer.

      (a) As of the date hereof, GCM beneficially own an aggregate of 5,297,966 shares of Common Stock (including an aggregate of 2,448,092 shares underlying the warrants described in Item 4 hereof), representing approximately 53.1% of the outstanding shares of Common Stock, giving effect to the shares underlying all outstanding warrants and options to purchase Common Stock and all outstanding shares of preferred stock of the Company that are convertible into Common Stock by GCM, based upon the 6,287,343 shares of Common Stock reported by the Company to be issued and outstanding as of February 13, 2004 in the Company's latest Form 10-Q filed with the Securities and Exchange Commission. This percentage does not give effect to any outstanding shares of preferred stock, warrants or options that are convertible or exercisable, as the case may be, by any holder of the Company's securities, other than those held by the Reporting Persons.

      Mr. Galloway may be deemed to have obtained beneficial ownership of Common Stock pursuant to a Proxy, dated April 6, 2004, from Europa International Inc. ("Europa") pursuant to which Mr. Galloway was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of three months. Mr. Galloway, for and on behalf of accounts over which he has control, beneficially owns an aggregate of 384,500 shares of Common Stock, representing approximately 6.1% of the outstanding shares of the Common Stock. Europa beneficially owns an aggregate of 212,000 shares of Common Stock, representing approximately 3.4% of the outstanding shares of Common Stock.

      (b) GCM has sole voting power over, and sole power to dispose of, 1,617,339 shares of Common Stock. Mr. Galloway has sole voting power over 384,500 shares of Common Stock and sole power to dispose of 172,500 shares of Common Stock.

      (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

            Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            As stated above, Mr. Galloway was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of three months. No shares of the Common Stock were purchased from Europa.

            Item 7. Material to be Filed as Exhibits.

            Exhibit A. Letter dated June 8, 2004, from GCM to the Board of Directors of Command Security Corporation.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      June 8, 2004




                                          /s/ Bruce Galloway
                                          -----------------------
                                          Bruce Galloway





                                          GCM Security Partners, LLC



                                          By: /s/ Bruce Galloway
                                             -----------------------
                                          Name:  Bruce Galloway
                                          Title: Managing Member

                                                                       Exhibit A


                           GCM SECURITY PARTNERS, LLC

                               M E M O R A N D U M



TO:         Board of Directors of Command Security Corporation

FROM:       GCM Security Partners, LLC

DATE:       June 8, 2004

RE: Purchase of Securities of Command Security Corporation; Actions Requested of the Board of Directors

==============================================================================


As you know, on May 21, 2004, GCM Security Partners, LLC ("GCM" or "we") completed the purchase from Reliance Security Group plc ("Reliance") of (a) 1,617,339 shares of the common stock, $.0001 par value per share (the "Common Stock"), of Command Security Corporation ("Command"), (b) 12,325.35 shares of Command's Series A convertible preferred stock, $.0001 par value per share, (c) a warrant to acquire 150,000 shares of Common Stock at an exercise price of $1.03125 per share and (d) a warrant to acquire 2,298,092 shares of Common Stock at an exercise price of $1.25 per share. This purchase complied in full with the terms and provisions of that certain Shareholders' Agreement dated September 12, 2000 (the "Shareholders' Agreement") among Command, William Vassell and Reliance. Notwithstanding said purchase, Command has publicly indicated that it will refuse to recognize and acknowledge GCM as a shareholder in Command. Further, GCM has been named as a defendant in a lawsuit commenced by Mr. Vassell in the United States District Court for the Southern District of New York in which, inter alia, Mr. Vassell is seeking to have that court declare that our purchase of the Command securities from Reliance is not valid. GCM is in the process of preparing and intends to file by the close of business today an answer to Mr. Vassell's lawsuit, together with counterclaims against Mr. Vassell, Command, Peter J. Nekos and Gregory J. Miller. However, absent an injunction issued by said court, Command is legally required at this time to recognize GCM as the rightful owner of the securities of Command that it acquired from Reliance. Accordingly, demand is hereby made as follows:

1. To recognize GCM as the lawful owner of the Command securities that it acquired from Reliance as described above for all intents and purposes, consistent with Command's obligations under the New York Business Corporation Law and applicable Federal securities laws.

2. To cause Command's transfer agent to properly register the shares of Common Stock that GCM acquired from Reliance as set forth above on the books and records of Command.

3. To immediately dissolve the so-called "Independent Committee" of the Board of Directors of Command, which has long ago completed the fulfillment of its objectives, and to cause all actions requiring or that are appropriate for action by the Board of Directors to be presented to the full Board of Directors at either regular or special meetings of the Board duly called and held in accordance with the By-laws of Command.

4. To immediately cease to cause or permit Command and Gregory Miller, a member of Command's Board of Directors, to issue false and misleading press releases in the name and on behalf of Command, in violation of Federal securities laws, and to require that all press releases hereafter issued by or on behalf of Command be approved by a majority of the full Board of Directors of Command.

5. To immediately cease and desist from taking any action that impedes the full Board of Directors from acting and fulfilling its fiduciary duties under applicable state and Federal laws.

6. To immediately cease paying any members of the so-called "Independent Committee" any amounts other than for fees paid to all non-employee members of the full Board of Directors of Command, and to cause the repayment by such persons of all amounts that have heretofore unlawfully been paid.

7. To enable GCM to enter into discussions with the CIT Group, lender to Command, to evaluate the current relationship between Command and CIT and to discuss other plans for providing substantial additional, needed capital to Command, which will benefit all shareholders of Command.

8. To immediately provide notice to William Vassell that the term of his employment as Chief Executive Officer of Command will not be extended and to terminate Mr. Vassell from all positions that he holds with Command or any of its affiliates, including as a member of the Board of Directors or any committee thereof, effective immediately, in accordance with the terms of his employment agreement with Command.

9. To establish a record date for an annual meeting of shareholders of Command, to be held "on the fourth Wednesday in July at 10:00 a.m. in each year," as required by Article II, ss.2 of Command's By-laws.

In addition, GCM hereby requests, pursuant to Article II, ss.3 of Command's By-laws, that a special meeting of shareholders be called immediately to be held as soon as practicable, and in no event later than July 9, 2004, for the purpose of voting to remove all of the current members of the Board of Directors who have been designated by William Vassell, and to vote upon the election of designees of GCM to replace said members of the Board. GCM will provide you with the names and information required by Item 401 of Regulation S-K with respect to each of its Board designees within seven business days of the date hereof.

Finally, we wish to call to your attention our continued objection to permitting Mr. Vassell's designees to Command's Board of Directors to vote on certain matters, while at the same time prohibiting the members of the Board that have been designated by Reliance to vote on all matters that are subject to Board action, in direct conflict with the provisions of the New York Business Corporation Law.

As the largest shareholder of Command, we fully expect that each of the requests made above will be immediately addressed and appropriate actions will be taken. We intend to avail ourselves of all available legal remedies in the event that Command and the Board does not promptly respond to each of the foregoing requests.

                                Very truly yours,

                           GCM SECURITY PARTNERS, LLC

                             By: /s/ Bruce Galloway
                                -------------------------
                             Name:  Bruce Galloway
                             Title: Managing Member